Management’s Discussion and Analysis for Year Ended December 31, 2013

INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2013, with comparison to 2012. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013 and 2012, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective as of December 31, 2013. The information provided herein supplements, but does not form part of, the consolidated financial statements. This discussion covers the year ended December 31, 2013 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars (“US$”) unless otherwise indicated. Information for this MD&A is as at March 12, 2014, unless otherwise indicated.

BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and its principal objective is to profitably operate the Escobal Mine, a mining operation located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (“Escobal Mine”).

Developing the Escobal Mine into a profitable silver mining operation will depend upon Tahoe’s ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The Company’s only commercial operation is the Escobal Mine.

Tahoe is engaging in ongoing exploration drilling programs, engineering design, and the Escobal Mine operations. In addition, the Company is focused on exploration and a review of prospective mineral acquisitions in the Americas for mining of precious metals.

HIGHLIGHTS OF 2013

OPERATIONAL

  Commercial production was reached in January 2014 as the mine is now operating as intended by management. Peak daily production prior to December 31, 2013 was 3,060 tonnes through the mill.

  The Company continued to advance underground development, mill and infrastructure construction and exploration throughout 2013.

  Commissioning of the primary crushing & secondary and tertiary crushing facility commenced during the second quarter 2013.

  Wet commissioning of the mill and initial production of concentrates began at the end of the third quarter 2013.

  The first precious metal bearing concentrate shipment was made October 15, 2013.

Management Discussion and Analysis for the Year Ended December 31, 2013

BUSINESS AND POLITICAL

  The Escobal exploitation license was received from Guatemala’s Ministry of Energy and Mines (“MEM”) on April 3, 2013. The exploitation license was the final material permit required for milling operations at the project. The permit has a 25 year term with an extension for a second 25 year term upon application.

  On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the Guatemalan mining law, the Escobal Royalty Agreement commits the Company to pay a 5% Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal Mine production. Under the Escobal Royalty Agreement two percent will benefit San Rafael communities, two percent will benefit the Federal government and an additional voluntary one percent will benefit certain outlying municipalities in Santa Rosa and Jalapa.

  On June 4, 2013, the Company successfully closed and drew down a $50 million secured credit facility with a leading international lender to provide additional liquidity and financial flexibility through startup activities into production. In January 2014, the facility was expanded and an additional $25 million was drawn to ensure adequate liquidity until full production is reached.

  In an effort to promote consensus in Congress and to advance support for new mining legislation in Guatemala, the President proposed to Congress in July 2013 that it approve a two-year moratorium on the granting of new mining licenses. The government assured the Company that this action in no way affects the Escobal exploitation license or the Company’s existing exploration licenses. The Company has slowed its regional exploration activities in response to the President’s proposal. Congress has taken no action on the President’s plan.

  In July 2013 MEM appealed a lower court ruling that MEM prematurely issued the exploitation license before hearing a written opposition to the Escobal exploitation license application. The Constitutional Court is expected to rule on the matter in the next several months. The validity of the license is not in question.

  Tahoe Resources Inc.

OPERATIONS AND EXPLORATION

OPERATIONS

During 2013, the Company primarily focused on operational efforts, advancing underground development, completing mill construction, building surface and ancillary facilities, plant commissioning and government relations.

1.	Underground Development, Construction and Operations

The Company continued to advance construction activities throughout the year, including underground development, mill construction, and development of surface and ancillary facilities in preparation for mill commissioning, which commenced in September.

At December 31, 2013, access to approximately 262,000 tonnes of mill feed was fully developed underground and an additional 64,000 tonnes were stored on the surface stockpile. Primary development was completed for approximately five years of mill feed at the designed rate of 3500 tpd.

2.	Project Status and Timeline

Crusher commissioning commenced in June 2013 followed by mill commissioning in September. Commissioning activities continued through the end of the year. Commercial production was achieved in January 2014. The Board has approved the Company’s plan to continue to expand production at Escobal to 4500 tonnes per day. Work on the expansion began in 2012 and is expected to be fully complete by 2016.

3.	Operations

During 2013, the Escobal Mine produced approximately 220,000 tonnes of metal-bearing material, of which approximately 159,000 tonnes were processed through the mill. Mine and stockpile grades were consistent with the resource model.

Due to social unrest during the last half of 2012 and first two quarters of 2013, completion of construction was delayed by approximately three months. The mill start-up commenced in late September and commissioning advanced rapidly during the fourth quarter.

Mill throughput averaged 1,088 tpd in October, 1,849 tpd in November and 2,258 tpd in December. The highest single day throughput at the mill prior to year end was 3,060 tonnes on December 26. Throughput, recoveries and product quality improved steadily as the ramp up of operations continued through year end.

Commercial production was achieved when management determined the facilities were operating as intended, by meeting the following criteria:

  Mine production rates were sufficient to feed mill operations.

  Average throughput at the mill was in excess of 70% of capacity (2,450 tpd) for 30 days which was achieved January 13, 2014.

  Recovery of metal exceeded 80% of target or expected rates.

  Both lead and zinc concentrate were being produced – achieved late October 2013.

  Concentrate grades consistently exceeded 90% of the minimum expected specification.

  Tailings filtration exceeded 70% of target tonnage over a reasonable period of time.

Management Discussion and Analysis for the Year Ended December 31, 2013

Mill performance continued to show consistent improvement through the fourth quarter and into 2014. Paste plant commissioning was completed in December when the first underground stope was available for backfilling. Commissioning of the mill has been completed and a plan to further optimize the paste plant system is under way.

Concentrate produced during plant commissioning and ramp up totaled 2,138 tonnes of silver-lead concentrate and 1,807 tonnes of silver-zinc concentrate, containing 2.0 million ounces of silver, 1,900 ounces of gold, 863 tonnes of lead and 1,221 tonnes of zinc.

During 2013 commissioning, 2,723 tonnes of concentrate containing approximately 1.4 million ounces of payable silver were shipped and sold to third parties. Revenue generated from the concentrate sales of $28.0 million was offset by $18.7 million of production costs (including royalties). The net ($9.3 million) was offset against mineral property, land, plant and equipment in accordance with the Company’s accounting policy, as commercial production had not yet commenced.

4.	Government Activities and Community Relations

	a.	Concession Filings

Four exploration concessions (Oasis, Lucero, Andres, and Juan Bosco) remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by the Ministry of Environment (“MARN”) and all targets within these areas are approved for drilling. No exploration or reconnaissance license applications were approved by MEM during the quarter. In light of the President’s proposed moratorium on the issuance of new licenses, the Company does not expect that its pending exploration license applications will be granted in the near future. The proposed two year moratorium on granting exploration concessions and mining licenses is intended to encourage MEM and Congress to revise the 1997 Guatemalan Mining Law. However, Congress has yet to act.

	b.	Power Line

Organized resistance has impeded the Company’s attempts to install a power line along an approved right of way. The Company has opted to defer construction of the power line at this time and has installed contractor supplied generator power for a minimum of one year, renewable annually, which is sufficient to operate the project up to 4500 tpd.

	c.	Security

In May 2013, in response to a variety of criminal acts and general lawlessness in the region, federal authorities imposed a state of emergency and increased police and military presence to establish the rule of law in the area. The government lifted the state of emergency on June 4. The Ministry of Gobernación permanently installed a unit of National Police in San Rafael to further ensure ongoing security in the area. Subsequent to the lifting of the state of emergency and installation of a permanent police force in San Rafael, security incidents have substantially decreased.

In addition, the government set up a permanent high level commission in San Rafael Las Flores to address community issues and oversee security matters. This Commission is managed by the Technical Secretary of Intelligence, and is comprised of Gobernación, MEM, MARN and the National Dialogue Table.

  Tahoe Resources Inc.

d.	Appeal before the Constitutional Court

On July 23, 2013, a Court of Appeals in Guatemala held that MEM should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting application process. The court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of Escobal’s exploitation license. MEM and the company have appealed the lower court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court of Appeals’ decision, MEM will have to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November. The Constitutional Court is expected to issue a ruling in the case sometime in the next several months.

5.	Credit Facility

The Company entered into and drew down a $50 million credit facility on June 4, 2013 with a major international lender. The proceeds have provided additional working capital and supported general corporate purposes during mine and mill commissioning. The credit facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (“LIBOR”) plus 6% per annum.

On December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million. The $25 million bears interest at a rate per annum of the US$ LIBOR plus 7.25% . The additional funds, when drawn, will have maturity date of September 3, 2014. The maturity date of the original $50 million was also extended to September 3, 2014. As at December 31, 2013 the Company had not drawn on the expanded facility.

On January 2, 2014, the Company drew the additional $25 million dollars to ensure adequate working capital and to support general corporate purposes.

The credit facility is secured by the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

Additionally, the credit facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other person.

2014 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2014 production and unit cost in its November 12, 2013 press release. Production during 2014 is still anticipated between 18 and 21 million ounces of silver in concentrate. Production will be weighted more to the second half of the year and, as a result, unit costs may be higher during the first half. Unit costs per ounce of silver for the year are expected to be within the guidance provided.

Management Discussion and Analysis for the Year Ended December 31, 2013

EXPLORATION

All identified mineral resources for the Escobal Mine are located on the Oasis concession, which along with three other exploration concessions comprise the project area. The 2013 drilling program continued to laterally explore extensions of the deposit and to improve confidence in the mineral resource through in-fill drilling. Between two and four drills concentrated on exploration drilling at the Escobal Mine throughout the year.

The Escobal Mine mineral resource occurs in a mineralized zone that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2013. As at December 31, 2013, a total of 431 exploration holes (181,502 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority of mineralized intercepts drilled using NQ or larger size drill core. Project core recovery averages greater than 96%.

During the fourth quarter of 2013 a total of nineteen holes for a total of 8,965 metres were drilled at the Escobal Mine. Mineralization in the project area is now recognized over a 3,000 metre strike length and 2,000 metre vertical range. Exploration expenditures for the year ended December 31, 2013 totaled $5.3 million.

While exploration in 2013 focused on definition of Escobal vein extensions and enhancement to the existing resource, concentrated effort was devoted to in-fill and stope definition drilling with underground drills within the mine.

In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are unfriendly to mining. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities. Given the proposed moratorium and unwillingness of MEM to issue new licenses at this time, regional exploration efforts outside of our four approved licenses have been temporarily suspended.

SUBSEQUENT EVENTS

1.	Credit Facility Expansion

The Company drew an additional $25 million on January 2, 2014. (See the Operations and Exploration section “5 Credit Facility” of this MD&A for further information about the credit facility)

2.	Commercial Production

In anticipation of mill and plant commissioning during the fourth quarter, management identified criteria to determine when the mine was operating as intended by management, thereby achieving commercial production. On January 14, 2014, the Company announced that as of January 13, 2014, the operation had met all of the established criteria, that commercial production had commenced and that the mine was now operating as intended based on the following achievements. Refer to Operations section 3 for a discussion of the Company’s commercial production criteria.

The January 1 through 13 activity will be immaterial to the 2014 financial statements. As a result, effective January 1, 2014, the Company ceased capitalizing operating costs, began recognizing revenue and reporting results of operations.

  Tahoe Resources Inc.

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal Mine and sustainability of operations. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors.

DEPENDENCE ON THE ESCOBAL MINE

With only one property in production, any adverse development affecting the Escobal Mine could have a material adverse effect upon the Company and would materially and adversely affect the production of mineral resources, profitability, financial performance and results of operations of the Company.

OPERATIONS IN GUATEMALA

The Escobal Mine is located in Guatemala which has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. Continued political unrest or a political crisis in Guatemala could adversely affect the Company’s business and results of operations.

The Company’s business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour or social unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key personnel, equipment and components for equipment.

ANTI-MINING RESISTANCE

Some communities and non-governmental organizations (“NGOs”) have been vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal Mine, on the transport of concentrate from Escobal to the port, on exploration activities in the region and on the Company’s financial position, cash flow and results of operations.

PRODUCTION DECISION

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that anticipated production levels and costs will be achieved. Failure to achieve the anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability.

Management Discussion and Analysis for the Year Ended December 31, 2013

Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

SELECTED FINANCIAL INFORMATION

BASIS OF PRESENTATION

The financial statements and the annual and quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2013 and 2012. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs have been expensed through March 31, 2013 prior to receipt of the exploitation permit, and subsequently capitalized. These accounting policies have been followed consistently throughout the year ended December 31, 2013.

SELECTED ANNUAL INFORMATION

Selected consolidated financial information from continuing operations for 2013, 2012 and 2011 is as follows (expressed in thousands of United States dollars, except per share information):

	December 31,	December 31,	December 31,
	2013	2012	2011
Loss for the year	$65,597	$93,453	$69,166
Loss per share – basic and diluted	$(0.45)	$(0.65)	$(0.48)
Total assets	$883,333	$852,943	$922,005
Long Term liabilities	$4,214	$8,935	$540

Since acquisition of the Escobal project and Initial Public Offering (IPO) completed in June 2010, the Company has incurred significant operating and exploration expenses, advancing underground development and substantially completing construction and commissioning of the Escobal Mine.

  Tahoe Resources Inc.

SUMMARY OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Revenues

The Company did not achieve commercial production at the Escobal Mine until January 2014. Accordingly, all proceeds from sales of concentrate during 2013 were offset against the capital cost recorded for the Escobal Mine.

Escobal Project Expenses

During 2013, the Company incurred $36.4 million in Escobal project expenses. Upon receipt of the exploitation permit in April 2013, the Company commenced capitalization of underground costs associated with the Escobal project. For the year, the Company capitalized construction and sustaining costs of $45.6 million relating to underground infrastructure and development, as well as $124.6 million relating to surface infrastructure. Pre-operating revenues in excess of expenses of $9.3 million were credited back to the project during the year.

During 2012, the Company incurred $70.9 million in Escobal Project expenses including $35.9 million in underground development and surface infrastructure as well as $25.0 million in site general administration and operation. Underground development was expensed during 2012 in accordance with the Company’s accounting policies as the exploitation permit for the Escobal project had not been obtained.

Exploration

Exploration activities consisted primarily of exploration drilling intended to define Escobal vein extensions, identify new mineralized zones and enhance portions of the existing resource. Exploration expense in 2013 and 2012 was $5.3 million and $10.6 million respectively.

General and Administrative Expenses

General and administration expense was $19.5 million in 2013 compared to $19.0 million in 2012.

In addition to providing annual salaries to employees, the Company compensated directors and employees in the form of stock options, deferred share awards (“DSAs”), restricted share awards (“RSAs”) and share appreciation rights (“SARs”) on various vesting terms. The Company expenses the fair value of these issuances over the vesting periods. Non-cash compensation expenses of $5.7 million and of $8.9 million were recognized during 2013 and 2012, respectively.

The balance of general and administration expense, excluding the non-cash compensation expenses noted above was $13.8 million in 2013 compared to $10.1 million in 2012. This includes corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental and other general and administrative expenses.

Interest Income

Interest income earned by the Company on its cash balances for 2013 was $0.1 million and $1.4 million in 2012.

Financing Fees

The Company incurred financing fees of $2.8 million in 2013, compared to no fees in 2012.

Interest expense of $0.6 million was capitalized during 2013.

Management Discussion and Analysis for the Year Ended December 31, 2013

Gain (loss) on Foreign Exchange

Foreign exchange gains and losses resulted from the appreciation and depreciation of the Canadian dollar, and other currencies, against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of 2013 and 2012. The Company recorded minimal exchange rate losses in 2013 and a gain of $5.4 million in 2012.

CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Operating activities resulted in a net cash outflow of $65.5 million in 2013 compared to $87.8 million in 2012. The reduction in cash used in operations was attributable to a lower operating loss resulting from the commencement of capitalization of underground development costs during 2013 and an increase in short term liabilities partially offset by increases in trade receivables and buildup of inventories.

Investing activities in 2013 consisted primarily of capitalized property, plant and equipment associated with construction of the Escobal Mine and amounted to $140.6 million, compared to $107.9 million in 2012.

Cash proceeds from financing activities in 2013 were $50.4 million primarily from loan proceeds and the exercise of employee stock options partially offset by loan facility expenses. During 2012, financing activities provided $5.0 million from the exercise of underwriter warrants and the issuance of common shares.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

			Net Loss per		Total
	Interest	Net Income	common share	Total	shareholders'
Quarters ended	Income	(Loss)	(basic/diluted)	Assets	deficit
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	471	(26,073)	(0.18)	887,863	873,585
September 30, 2012	297	(21,483)	(0.15)	870,181	854,378
December 31, 2012	85	(24,920)	(0.17)	852,943	831,297
March 31, 2013	61	(24,875)	(0.17)	828,015	807,997
June 30, 2013	45	(15,614)	(0.11)	868,121	794,683
September 30, 2013	19	(15,537)	(0.11)	874,323	781,561
December 31, 2013	4	(9,571)	(0.07)	883,333	774,154

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal Mine in June 2010, the Company has expanded the Escobal Mine site activities, and incurred significant operational and exploration expenses. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses), cash balances, and exploration drill programs.

  Tahoe Resources Inc.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER

The following results of operations provide information on expenses incurred in the quarters ended December 31, 2013 and 2012.

Revenues

The Company did not achieve commercial production at the Escobal Mine until January 2014. Accordingly, all proceeds from sales of concentrate during the fourth quarter of 2013 were offset against the capital cost recorded for the Escobal Mine.

Escobal Project Expenses

During the fourth quarter 2013, the Company incurred $2.3 million in Escobal project expenses and capitalized construction and sustaining costs of $6.5 million relating to underground infrastructure and development, as well as $18.8 million relating to surface infrastructure. Additionally, pre-operating revenues in excess of expenses of $9.3 million were credited back to the project during the period.

During the fourth quarter of 2012, the Company incurred Escobal project expenses of $20.0 million. Site infrastructure has been capitalized since the third quarter of 2012. Mine infrastructure and development costs were expensed prior to receipt of the exploitation permit in the second quarter of 2013 due to uncertainty of recovery, and were capitalized subsequent to receipt of the permit.

Exploration Expense

Exploration expense for the fourth quarter of 2013 was $1.4 million compared to $0.9 million in the fourth quarter of 2012. A total of 19 exploration holes for 8,965 metres were drilled at Escobal during the period. Exploration activities during 2013 were scaled back as the Company focused on completing construction and commissioning the Escobal Mine.

General and Administrative

Additionally, during the fourth quarter of 2013 and 2012, corporate administration expenses were $3.5 million and $4.2 million, respectively. These include non-cash compensation expense of $0.9 million in 2013 and $1.3 million in 2012. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest Income

Interest income earned by the Company on its cash balances for the fourth quarter of 2013 was $4, compared to $85 during the same period of 2012.

Financing Fees

Interest expense of $0.6 million was capitalized during the fourth quarter.

Foreign Exchange Losses

Foreign exchange losses of $104 and $12 were recorded for the fourth quarter of 2013 and 2012, respectively.

CASH FLOW FOR THE FOURTH QUARTER

Operating activities reported a net cash outflow of $12.6 million in the fourth quarter of 2013 compared to outflow of $26.9 million in the same quarter of 2012. The reduction in cash outflow from operations was largely due to an increase in short term liabilities partially offset by increased inventory in 2013.

Management Discussion and Analysis for the Year Ended December 31, 2013

Cash used in investing activities in 2013 amounted to $18.6 million primarily in capitalized property, plant and equipment, compared to $34.0 million in the fourth quarter of 2012.

Financing activities in the fourth quarter of 2013 generated a net $1.0 million, whereas $0.4 million was generated in the same period of 2012. Cash generated from financing activities resulted from the exercise of employee stock options and partially offset by loan facility expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance as at December 31, 2013 was $8.8 million.

The Company had a working capital deficit of $69.2 million and long-term liabilities of $4.2 million as at December 31, 2013. This compares to working capital of $149.3 million on December 31, 2012, a decrease of $218.5 million. This decrease was primarily due to the reduction of cash and cash equivalents of $155.7 million from the buildup of inventories, the completion of construction and commencement of operations offset by the increase in short term liabilities.

The Company expanded its credit facility on January 2, 2014 by drawing an additional $25.0 million to fund ongoing activities during the ramp up of production at the Escobal Mine. Future activities are to be funded from ongoing operations. The Company anticipates that cash flows from sales of concentrate produced from the Escobal mine will be sufficient to meet current commitments and fund ongoing operations. The Company may, however, require additional financing to proceed with the proposed expansion to the Escobal mine if funds from ongoing operations are not sufficient to fund this additional development. The amount of available funds from operations will be contingent upon commodity prices for the Company’s concentrate products and actual operating expenses incurred.

USE OF FINANCIAL INSTRUMENTS

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland (in compliance with Swiss law) and Guatemala (to fund immediate operational needs). To minimize risk, the Company’s funds are kept in highly liquid instruments.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At December 31, 2013, the Company’s cash and cash equivalent holdings consisted of USD$7.1 million, $1.1 million in US$ equivalent Can$, and $0.6 million in US$ equivalent in other currencies. The Company recognized a foreign exchange loss of $104 for the quarter and nil for the year.

  Tahoe Resources Inc.

FINANCIAL RISK MANAGEMENT

Overview

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk

  Liquidity risk

  Market risk

Risk Management Framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s financial liabilities at December 31, 2013 and 2012 includes accounts payable and accrued liabilities all of which are due within 12 months or less. The long-term liability consists of the SARS long-term portion, severance and reclamation provision.

			Over
	1 year	2-5 years	5 years	December 31, 2013	December 31, 2012
Accounts payable, accrued liabilities and income tax payable	$55,486	$-	$-	$55,486	$16,925
Current debt	49,479	-		49,479	-
Lease agreements for rental of office facilities	1,553	2,269	66	3,868	891
Commitment to purchase plant and equipment	27,021	-	-	27,021	65,366
Other long-term liabilities	-	1,193	-	1,193	1,030
Reclamation provision	-	-	3,021	3,021	3,691
Total	$133,519	$3,462	$3,087	$140,068	$87,903

Credit Risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations.

Management Discussion and Analysis for the Year Ended December 31, 2013

The Company holds the majority of its cash and cash equivalents in CAN and US$ with large reputable financial institutions in Canada.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange and interest rates will affect the value of the Company’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing return.

Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At December 31, 2013, the Company held substantially all of its cash in US$ to minimize exchange rate risk.

	December 31,	December 31,
	2013	2012
Cash and cash equivalents in US$	$7,145	$163,518
Cash in CAN$	1,050	458
Cash in other currencies	643	585
Total Cash and Cash Equivalents	$8,838	$164,561

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	December 31,	December 31,
Cash and Cash Equivalents	2013	2012
Cash in US$	$8,812	$146,586
Cash equivalents	26	17,975
Total Cash and Cash Equivalents	$8,838	$164,561

Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At the reporting date, the Company’s interest-bearing financial instruments are related to cash and cash equivalents and current debt. At period end the current debt was subject to a floating interest rate. The weighted average interest rate paid by the Company during 2013 related to the current debt was 6.27% (2012: nil%). At December 31, 2013 the Company has determined the interest rate risk to be low.

SHARE CAPITAL AND FINANCINGS

As at December 31, 2013, the Company had outstanding a total of 146,094,407 common shares, 2,865,256 options to purchase common shares and 181,334 deferred share awards, for an aggregate of 149,140,997 shares on a fully diluted basis.

  Tahoe Resources Inc.

OUTSTANDING SHARE DATA

As at March 12, 2014, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,865,542
Common shares issued under RSA and DSA compensation plan	1,799,333
Stock options (vested and unvested) outstanding	2,350,458
DSAs outstanding	75,667
Fully diluted shares outstanding	149,140,997

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal Mine as at December 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Judgments:

(i)	Commercial Production

In order to declare commercial production a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.(See Operations and Exploration section “3. Operations” of this MD&A and the Subsequent Events item 2 for additional commercial production discussion)

Management Discussion and Analysis for the Year Ended December 31, 2013

(ii)	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the US dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the subsidiary operates.

Estimates:

(iii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company has determined that development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

During 2012 and the first quarter of 2013, the Company expensed underground development expenses associated with the Escobal mine as the Company had not received the exploitation permit necessary for commercial mining operations. The Company received the exploitation permit in April 2013 and has capitalized these underground development expenses during the second, third and fourth quarters of 2014. The surface assets associated with the Escobal mine were capitalized both during 2012 and 2013.

(iv)	Revenue Recognition

As is customary in the industry, revenue on provisionally priced sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is recorded as an adjustment to sales revenue.

  Tahoe Resources Inc.

(v)	Estimated tonnes in the mineral resource

The carrying amounts of the Company’s mining properties are all depletable upon commencement of commercial production based on UOP method over the life of the mine based on tonnes in the estimated resource. Changes to estimates of tonnage and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

(vi)	Determination of Useful Lives

Determination of useful lives of property, plant and equipment for assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change. Assets with similar useful lives are grouped and treated as a single asset for the purposes of depreciation. Should the grouping of these like assets change, depreciation charges may vary materially in the future.

(vii)	Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations.

Management Discussion and Analysis for the Year Ended December 31, 2013

(viii)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(ix)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

(x)	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore and concentrate inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, metal contents, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices.

(xi)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

  Tahoe Resources Inc.

Related Party Transactions

Goldcorp holds an approximate 39.6% interest in the Company’s publicly traded shares. There were no related-party transactions in 2013 and 2012 with Goldcorp.

Management Discussion and Analysis for the Year Ended December 31, 2013

DISCLOSURE CONTROLS AND PROCEDURES
AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

In 2013 the Company underwent a comprehensive effort to implement Section 404 of the Sarbanes Oxley Act of 2002. This project included the documentation, testing and review of our internal controls over financial reporting under the direction of senior management.

CHANGES IN INTERNAL CONTROLS

There were no changes to the Company’s internal controls over financial reporting during the year that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

  Tahoe Resources Inc.

CHANGES IN ACCOUNTING STANDARDS

For a detailed description of the changes in accounting standards effective January 1, 2013 and January 1, 2014, please refer to Note 2 – Significant accounting policies of the financial statements

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and production-stage company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

Scientific and technical information contained in this MD&A was reviewed and approved by Tahoe’s Vice President – Technical Services, Charles Muerhoff, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to operate the Escobal Mine to 3500 tpd; the estimation of mineral resources and our realization of mineral resource estimates; our plan to expand the resource base of the Escobal Mine; costs and timing of further development of the Escobal Mine, including the deferral of power line completion, the decision to use generator power for at least one year, the cost estimate for the 4500 metric tons per day scenario, and statements related to achieving production in excess of 3500 metric tons per day by 2016; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe, efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Management Discussion and Analysis for the Year Ended December 31, 2013

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Mine and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of civil unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Investors are cautioned that the PEA is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

  Tahoe Resources Inc.